EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings Street
Vancouver, BC V6C 1B4

("Gold Standard" or the "Issuer")

Item 2.	Date of Material Change

May 11, 2015

Item 3.	Press Release

The press release was disseminated through Marketwired news services on May 11, 2015.

Item 4.	Summary of Material Change

The Issuer has announced it has entered into a subscription agreement pursuant to which a wholly owned subsidiary of OceanaGold Corporation. (TSX/ASX/NZX:OGC) (“OceanaGold”) has agreed to purchase, in a private placement, 24,997,661 common shares (the “Common Share”) of the Company at a price of C$0.65 per Common Share for gross proceeds of C$16,248,480 (the “Financing”).

The Financing is expected to close on or around May 20, 2015. At closing, it is anticipated that OceanaGold will own approximately 14.9% of the Company’s issued and outstanding shares on an undiluted basis. The net proceeds of the Financing will be used to further advance the Company's Railroad-Pinion project and for general corporate and working capital purposes

Item 5.          Full Description of Material Change

See attached news release dated May 11, 2015.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

May 11, 2015

GOLD STANDARD VENTURES CORP.

By:

  “Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD ANNOUNCES C$16.2 MILLION STRATEGIC INVESTMENT BY OCEANAGOLD CORPORATION

May 11, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce that is has entered into a subscription agreement pursuant to which a wholly owned subsidiary of OceanaGold Corporation. (TSX/ASX/NZX:OGC) (“OceanaGold”) has agreed to purchase, in a private placement, 24,997,661 common shares (the “Common Share”) of the Company at a price of C$0.65 per Common Share for gross proceeds of C$16,248,480 (the “Financing”).

The Financing is expected to close on or around May 20, 2015. At closing, it is anticipated that OceanaGold will own approximately 14.9% of the Company’s issued and outstanding shares on an undiluted basis. The net proceeds of the Financing will be used to further advance the Company's Railroad-Pinion project and for general corporate and working capital purposes.

Jonathan Awde, President, CEO and Director of Gold Standard commented, “We view this strategic investment by OceanaGold as a significant milestone and validation of the work we have completed at Railroad-Pinion. OceanaGold is an experienced mine developer and we look forward to building a strong relationship as we move Railroad-Pinion forward. Following closing of the financing, Gold Standard will have just under $20 million in working capital that will allow us to continue  rapidly advancing and de-risking the project.”

Mick Wilkes, Managing Director and CEO of OceanaGold commented, “Our investment highlights the quality and potential of the Railroad-Pinion project. We also view this as an opportunity to gain exposure to another jurisdiction and one of the most prolific gold belts in the world.  We look forward to working with the Gold Standard team and participating in the advancement of the Railroad-Pinion project.”

Provided that OceanaGold holds no less than 9.9% of the then issued and outstanding common shares of GSV, OceanaGold will also have the following rights:

•	the right to request the formation of a Technical Committee of GSV consisting of at least four members with the appointment of one representative by OceanaGold;

•	anti-dilution rights allowing it to maintain its equity ownership interest in GSV;

•
following expiry of the statutory hold period of four months plus one day from the closing of the Investment the right to participate in any future equity financings of GSV to acquire up to 19.9% of the then issued and outstanding common shares of GSV;

•
a right of first refusal to match any third party offers regarding a tolling arrangement or a non-equity financing for the purpose of funding the future exploration and development of any assets of GSV.

Macquarie Capital Markets Canada Ltd. is acting as financial advisor to the Company and will receive an investment fee in connection with the Financing.   Minvisory Corp., Cormark Securities Inc. and Medalist Capital Ltd. will also receive a cash commission in connection with the Financing.  The Company has applied to list the Common Shares on the TSX Venture Exchange (the “TSXV”) and the NYSE MKT LLC (the “NYSE MKT”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV and the NYSE MKT. The Financing is not being offered in the United States.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling

423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com